FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 29, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc

29 August 2023

Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 August 2023	148,052	232.00	228.60	230.1277	LSE
29 August 2023	0	0.00	0.00	0.0000	CHIX
29 August 2023	0	0.00	0.00	0.0000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares

Following the settlement of the above transactions, NWG will hold 205,227,006 Ordinary Shares in treasury and have 8,912,906,094 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
29 August 2023	08:02:24	BST	6982	230.40	LSE	2009740
29 August 2023	08:10:00	BST	5589	229.50	LSE	2024948
29 August 2023	08:10:00	BST	1292	229.50	LSE	2024946
29 August 2023	08:17:44	BST	6735	230.20	LSE	2036905
29 August 2023	08:20:02	BST	6974	230.30	LSE	2040412
29 August 2023	08:20:51	BST	6181	229.90	LSE	2041693
29 August 2023	08:26:29	BST	6432	230.30	LSE	2052744
29 August 2023	08:26:29	BST	648	230.30	LSE	2052742
29 August 2023	08:31:37	BST	5997	231.20	LSE	2061927
29 August 2023	08:33:51	BST	5067	230.90	LSE	2065665
29 August 2023	08:33:56	BST	1985	230.90	LSE	2065847
29 August 2023	08:34:45	BST	6453	230.90	LSE	2067172
29 August 2023	08:40:07	BST	6540	230.40	LSE	2076989
29 August 2023	08:40:07	BST	81	230.40	LSE	2076987
29 August 2023	08:57:06	BST	6283	229.20	LSE	2108038
29 August 2023	08:58:06	BST	1961	228.60	LSE	2109699
29 August 2023	08:58:06	BST	320	228.60	LSE	2109677
29 August 2023	08:58:06	BST	121	228.60	LSE	2109675
29 August 2023	08:58:54	BST	4772	228.60	LSE	2111375
29 August 2023	09:07:38	BST	6569	229.20	LSE	2124401
29 August 2023	09:24:23	BST	6923	229.40	LSE	2150473
29 August 2023	09:41:51	BST	7115	229.10	LSE	2175442
29 August 2023	09:45:11	BST	7110	230.00	LSE	2180348
29 August 2023	09:47:33	BST	6264	230.20	LSE	2183641
29 August 2023	09:51:55	BST	7037	230.00	LSE	2191551
29 August 2023	09:54:30	BST	6943	229.80	LSE	2194523
29 August 2023	10:05:03	BST	6187	230.40	LSE	2206924
29 August 2023	10:24:31	BST	6484	231.10	LSE	2226162
29 August 2023	10:56:02	BST	7007	232.00	LSE	2261333

Date: 29 August 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary